

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2019

Vicki Hollub
President and Chief Executive Officer
Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, TX 77046

> **Re: Occidental Petroleum Corporation**
> **Registration Statement on Form S-4**
> **Filed June 7, 2019**
> **File No. 333-232001**

Dear Ms. Hollub:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed June 7, 2019

Unaudited Pro Forma Condensed Combined Financial Data, page 131

1.   Expand the disclosure under the fifth bullet point to explain how the maturities on the new indebtedness ranging "from one to 30" years described under the bullet point are consistent with the disclosure under the caption "Financing of the Merger and Treatment of Existing Debt", provided on page 16, which appears to indicate shorter maturities.

Notes to Pro Forma Financial Statements
Pro Forma Adjustment (e), page 143

2.   Expand your disclosure in pro forma adjustment (e)(i) to explain how the estimated average annual interest rate of 4.3% assumed on the new indebtedness of $21.8 billion was determined.

3.   Provide us a supplemental analysis that shows, in reasonable detail, how the pro forma interest expense and amortization on the new debt is approximately $154 million and $615 million for the three months ended March 31, 2019 and for the year ended December 31, 2018, has been calculated.

Pro Forma Adjustment (f), page 143

4.   Pro forma adjustment (d) indicates that the fair value adjustments to Anadarko's property, plant and equipment, intangible assets, and debt were $38,839 million, $2,335 million, and $(2,133) million, respectively. Expand the disclosure under note (f) to reconcile the adjustments shown under that note to the amounts reflected in note (d).

General

5.   Consistent with the requirements of Item 103 of Regulation S-K and pursuant to Item 10(a) of Form S-4, please revise your disclosure to describe any pending material litigation relating to the merger transaction. In that regard, we note the lawsuit filed on May 30, 2019, in the Court of Chancery of the State of Delaware seeking to inspect Occidental's books and records. In your related Rule 425 submission on May 30, you state that you "will respond in due course." We also note your risk factor disclosure at page 34 captioned: "Potential litigation against Occidental and Anadarko could result in an injunction preventing the completion of the merger or a judgment resulting in the payment of damages."

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeannette H. Wong, Staff Accountant, at (202) 551-2137 or Brad
Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding
comments on the financial statements and related matters. Please contact Anuja A. Majmudar,
Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel,
at (202) 551-3707 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Natural Resources

cc: Allie Wein